SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 1-3634

                           NOTIFICATION OF LATE FILING


      (Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
                                 [_] Form N-SAR

     For Period Ended: September 28, 2003

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
------------------------


                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant CONE MILLS CORPORATION

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)

804 GREEN VALLEY ROAD, SUITE 300

City, state and zip code
GREENSBORO, NORTH CAROLINA  27408

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a) The reasons described in reasonable detail in Part III of this
     |     form could not be eliminated without unreasonable effort or
     |     expense;
     |
     | (b) The subject annual report, semi-annual report, transition report
     |     on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[X]  |     be filed on or before the 15th calendar day following the
     |     prescribed due date; or the subject quarterly report or
     |     transition report on Form 10-Q, or portion thereof will be filed
     |     on or before the fifth calendar day following the prescribed due
     |     date; and
     |
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On September 24, 2003, Cone Mills Corporation (the "Company") and certain of its subsidiaries filed voluntary petitions under chapter 11 of title 11, United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the district of Delaware (Case Nos. 03-12943 through 03-129246). The Company and its subsidiaries remain in possession of their assets and properties and continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

The Company has been unable to assemble all of the information necessary to complete the review of its financial statements, due in part to the increased demands on its financial staff related to the Chapter 11 filing. The Company presently expects to file its Quarterly Report on Form 10-Q for the thirteen week period ended September 28, 2003, prior to the expiration of the 5-day extension period.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     GARY L. SMITH             336         379-6286
        (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company presently expects to report a net loss for the thirteen weeks ended September 28, 2003. The Company is not in a position to quantify, pending all final adjustments, the difference between the comparable period.

--------------------------------------------------------------------------------
                             CONE MILLS CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date NOVEMBER 12, 2003                            By /S/GARY L. SMITH
                                                     GARY L. SMITH
                                                  EXECTUIVE VICE PRESIDENT & CFO

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.